FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number: 001-38757
For the month of July 2020

TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)
 1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number
1.	(English Translation) Summary of Financial Statements for the Three-month Period Ended June 30, 2020

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: July 31, 2020	By:	/s/ Takashi Okubo
Takashi Okubo
Global Head of Investor Relations

Summary of Financial Statements for the Three-month Period Ended June 30, 2020 (IFRS, Consolidated)
July 31, 2020

Takeda Pharmaceutical Company Limited		Stock exchange listings:	Tokyo, Nagoya, Fukuoka, Sapporo
TSE Code:	4502	URL: http://www.takeda.com
Representative:	Christophe Weber, President & CEO
Contact:	Takashi Okubo	Telephone: +81-3-3278-2306
Global Head of IR, Global Finance
Scheduled date of securities report submission: August 12, 2020
Scheduled date of dividend payment commencement: -
Supplementary materials for the financial statements: Yes
Presentation to explain for the financial statements: Yes
(Million JPY, rounded to the nearest million)

1.	Consolidated Financial Results for the Three-month Period Ended June 30, 2020 (April 1 to June 30, 2020)

(1)	Consolidated Operating Results (year to date)

	(Percentage figures represent changes over the same period of the previous year)
	Revenue		Operating profit		Profit before tax		Net profit for the period
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)
Three-month period ended June 30, 2020	801,850	(5.6)	167,285	270.4	130,291	—	82,519	—
Three-month period ended June 30, 2019	849,121	88.8	45,167	(54.3)	10,115	(89.2)	7,033	(91.0)

	Net profit attributable to owners of the Company		Total comprehensive income for the period		Basic earnings per share		Diluted earnings per share
	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)		(JPY)
Three-month period ended June 30, 2020	82,511	—	97,258	—	52.93		52.69
Three-month period ended June 30, 2019	7,009	(91.0)	(126,241)	—	4.51		4.49

	Core Operating Profit		Core EPS
	(Billion JPY)	(%)	(JPY)
Three-month period ended June 30, 2020	280.9	(0.7)	122
Three-month period ended June 30, 2019	283.0	142.3	128

(2)	Consolidated Financial Position

	Total assets (Million JPY)	Total equity (Million JPY)	Equity attributable to owners of the Company (Million JPY)	Ratio of equity attributable to owners of the Company to total assets (%)	Equity attributable to owners of the Company per share (JPY)
As of June 30, 2020	12,613,852	4,690,764	4,686,763	37.2	2,998.37
As of March 31, 2020	12,821,094	4,727,486	4,723,483	36.8	3,032.22

2. Dividends

	Annual dividends per share (JPY)
	1st quarter end	2nd quarter end	3rd quarter end	Year-end	Total
For the Fiscal Year Ended March 31, 2020	—	90.00	—	90.00	180.00
For the Fiscal Year Ending March 31, 2021	—
For the Fiscal Year Ending March 31, 2021 (Projection)		90.00	—	90.00	180.00
(Note) Modifications in the dividend projection from the latest announcement: None

3.	Forecasts for Consolidated Operating Results for the Fiscal Year Ending March 31, 2021 (April 1, 2020 to March 31, 2021)

	(Percentage figures represent changes from previous fiscal year)
	Revenue		Core Operating Profit		Operating profit		Profit before income taxes		Net profit attributable to owners of the Company		Basic earnings per share	Core EPS
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)	(JPY)
For the Fiscal Year Ending March 31, 2021	3,250,000	(1.3)	984,000	2.3	395,000	293.4	230,000	-	92,000	108.0	58.91	420
(Note) Modifications in forecasts of consolidated operating results from the latest announcement: Yes

FY2020 Management Guidance
Underlying Revenue Growth	Low-single-digit growth
Underlying Core Operating Profit Growth	High-single-digit growth
Underlying Core Operating Profit Margin	Low-30s %
Underlying Core EPS Growth	Low-teen growth
(Note) Please refer to page 6 for details of "Underlying growth".

▪	Additional Information

(1) Changes in significant subsidiaries during the period	: No
(changes in specified subsidiaries resulting in the change in consolidation scope)

(2) Changes in accounting policies and changes in accounting estimates
1) Changes in accounting policies required by IFRS	: No
2) Changes in accounting policies other than 1)	: No
3) Changes in accounting estimates	: No

(3) Number of shares outstanding (common stock)
1) Number of shares outstanding (including treasury stock) at period end:
June 30, 2020	1,576,387,908 shares
March 31, 2020	1,576,373,908 shares

2) Number of shares of treasury stock at period end:
June 30, 2020	13,286,283 shares
March 31, 2020	18,608,312 shares

3) Average number of outstanding shares (for the three-month period ended June 30):
June 30, 2020	1,558,969,468 shares
June 30, 2019	1,555,727,523 shares

▪	This summary of quarterly financial statements is not subject to quarterly review by the external auditor

▪	Note to ensure appropriate use of forecasts, and other noteworthy items

•	Takeda has adopted International Financial Reporting Standards (IFRS), and the disclosure information in this document is based on IFRS.

•
All forecasts in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecast to be revised, Takeda will disclose it in a timely manner.

•	For details of the financial forecast, please refer to "1. Financial Highlights for the Three-month Period Ended June 30, 2020 (3) Outlook for the Fiscal Year Ending March 31, 2021" on page 11.

•	Supplementary materials for the financial statements (Data Book and Earnings Presentation of July 31, 2020) and the audio of the conference will be promptly posted on Takeda’s website.

(Takeda Website):
http://www.takeda.com/investors/reports/

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2020 (Consolidated)

Attachment Index

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2020 (Consolidated)

1. Financial Highlights for the Three-month Period Ended June 30, 2020
(1) Business Performance
(i) Consolidated Financial Results (April 1 to June 30, 2020)

	Billion JPY or percentage
	FY2019 Q1*	FY2020 Q1	Change versus the same period of the previous fiscal year
Revenue	849.1	801.9	(47.3)	(5.6)%
Cost of Sales	(291.8)	(238.1)	53.7	(18.4)%
Selling, General and Administrative expenses	(239.2)	(202.4)	36.8	(15.4)%
Research and Development expenses	(116.9)	(106.8)	10.0	(8.6)%
Amortization and Impairment Losses on Intangible Assets Associated with Products	(121.8)	(104.2)	17.5	(14.4)%
Other Operating Income	6.7	63.7	57.1	856.1%
Other Operating Expenses	(41.0)	(46.8)	(5.8)	14.1%
Operating Profit	45.2	167.3	122.1	270.4%
Finance Income	8.7	19.6	10.9	126.2%
Finance Expenses	(46.1)	(46.8)	(0.8)	1.7%
Share of Gain (Loss) of Investments Accounted for Using the Equity Method	2.3	(9.8)	(12.1)	(516.3)%
Profit Before Income Tax	10.1	130.3	120.2	—
Income Tax Expenses	(3.1)	(47.8)	(44.7)	—
Net Profit for the Period	7.0	82.5	75.5	—

*
During the year ended March 31, 2020, Takeda completed the purchase price allocation for the assets acquired and liabilities assumed as part of the Shire Acquisition. Accordingly, the condensed interim consolidated statements of profit or loss for the three-month period ended June 30, 2019 were retrospectively adjusted.

Revenue. Revenue for the three-month period ended June 30, 2020 was 801.9 billion JPY, a decrease of 47.3 billion JPY, or 5.6%, compared to the same period of the previous fiscal year. Of this decline, 4.0 percentage points ("pp") was due to the negative impact of the appreciation of the yen.
Despite the negative impact from the foreign exchange rate, within our core therapeutic areas, Gastroenterology (GI), Plasma-Derived Therapies (PDT) Immunology, and Oncology contributed to revenue growth; however, they were offset by intensified competition and generic erosion in other therapeutic areas. In addition, non-core business revenue was negatively impacted by several divestitures completed in the fiscal year ended March 31, 2020. An adverse effect on revenue has been observed certain therapeutic areas from the global spread of COVID-19, such as Neuroscience, for reasons such as patients’ less frequent visits to medical care providers for non-life-threatening and chronic diseases, but on the other hand we have seen expansion of certain products with a more convenient administration profile. Overall COVID-19 did not have a material adverse effect on our revenue for the three-month period ended June 30, 2020.
Year-on-year change in revenue for this three-month period in each of our main therapeutic areas was primarily attributable to the following products:

•
GI. In Gastroenterology, revenue was 186.9 billion JPY, a year-on-year increase of 15.3 billion JPY, or 8.9%. Growth was driven by ENTYVIO (for ulcerative colitis (UC) and Crohn’s disease (CD)), Takeda's top-selling product, with sales of 101.2 billion JPY, a year-on-year increase of 17.3 billion JPY, or 20.7%. Market share growth in the U.S. and in Europe was driven by further penetration in the bio-naïve segment in UC and CD, resulting in increased overall market share. In Japan, sales increase was primarily driven by the UC indication. Sales of TAKECAB (for acid-related diseases) were 20.2 billion JPY, an increase of 1.9 billion JPY, or 10.6% versus the same period of the previous fiscal year. The increase was driven by the expansion of new prescriptions in the Japanese market due to TAKECAB's efficacy in reflux esophagitis and the prevention of recurrence of gastric and duodenal ulcers during low-dose aspirin administration. Sales of GATTEX/REVESTIVE (for short bowel syndrome) increased by 2.3 billion JPY, or 15.5%, to 17.5 billion JPY versus the

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2020 (Consolidated)

same period of the previous fiscal year, primarily due to increased average length of time on therapy for the adult population. Growth of ENTYVIO, TAKECAB and GATTEX/REVESTIVE fully absorbed the net decrease of other GI products such as declines of off-patented product of pantoprazole (for peptic ulcer) by 2.4 billion JPY, as well as declines of DEXILANT (for acid reflux disease) by 2.2 billion JPY and AMITIZA (for chronic constipation) by 1.5 billion JPY primarily due to intensified competition.

•
Rare Diseases. In Rare Diseases, revenue decreased by 13.8 billion JPY, or 8.2%, compared to the same period of the previous fiscal year to 155.0 billion JPY. Revenue of Rare Hematology decreased by 11.3 billion JPY, or 12.9%, to 76.8 billion JPY. ADVATE (for hemophilia A) decreased by 9.1 billion JPY, or 21.3%, to 33.7 billion JPY driven by the competitive uptake (impact of competition differing by region, with impact in Europe milder than in the U.S. and Japan), increasing price pressure in short half-life segment and switch to ADYNOVATE. Revenue of Rare Metabolic decreased by 8.9 billion JPY, or 18.3%, to 39.9 billion JPY primarily due to the product recall of NATPARA, parathyroid hormone, in the U.S. NATPARA declined by 7.1 billion JPY, or 90.7%, to 0.7 billion JPY representing ex-US sales, which were flat year-on-year. Revenue of Hereditary Angioedema (HAE) was 38.3 billion JPY, a year-on-year increase of 6.4 billion JPY, or 20.2%, driven by TAKHZYRO which expanded the HAE prophylaxis markets in the U.S. and in Europe with its growth of 8.8 billion JPY, or 60.7%, to 23.2 billion JPY, more than offsetting the generic introduction of FIRAZYR and fewer patients on CINRYZE.

•
PDT Immunology. In Plasma-Derived Therapies (PDT) Immunology, revenue increased by 13.5 billion JPY, or 14.8%, compared to the same period of the previous fiscal year to 105.3 billion JPY. Aggregate sales of immunoglobulin products were 85.1 billion JPY that increased by 17.1 billion JPY, or 25.2%, fueled by strong demand and growing supply capabilities with quarterly growth partly affected by 2019 sales phasing. In particular, GAMMAGARD LIQUID (for the treatment of primary immunodeficiency (PID) and multifocal motor neuropathy (MMN)) continued to build its position as a highly recognized IVIG (intravenous immunoglobulin) brand that is the standard of care treatment for PID and MMN in the U.S. CUVITRU, SCIG (subcutaneous immunoglobulin) brand also marked double digit growth. Aggregate sales of albumin products including ALBUMIN GLASS and FLEXBUMIN (primarily used for hypovolemia and hypoalbuminemia) were 13.0 billion JPY, a decrease of 3.2 billion JPY, or 19.6% versus the same period of the previous fiscal year, primarily due to supply phasing in the same period of the previous fiscal year in China.

•
Oncology. In Oncology, revenue was 108.0 billion JPY, a year-on-year increase of 1.5 billion JPY, or 1.4%. Sales of NINLARO (for multiple myeloma) were 22.9 billion JPY, an increase of 4.6 billion JPY, or 25.4% versus the same period of the previous fiscal year, reflecting strong growth in global sales particularly in the U.S. and China driven in part by certain COVID-19 factors, such as a more convenient administration profile. NINLARO is a once-weekly oral tablet that can be taken at home which may reduce some of the logistical burden for patients as its administration does not require an infusion or injection at a hospital, clinic or physician’s office. The number of new patients start for NINLARO in the U.S. was increased in the first two months of the current period and it returned to the pre-COVID-19 level towards the end of this period. Sales of ADCETRIS (for malignant lymphomas) increased by 2.3 billion JPY, or 18.4% to 15.1 billion JPY versus the same period of the previous fiscal year, reflecting strong growth in sales particularly in Japan where it progressively expanded its indications in recent years. Revenue attributable to ALUNBRIG (for non-small cell lung cancer) increased by 0.4 billion JPY, or 21.9% to 2.0 billion JPY versus the same period of the previous fiscal year, as it continues to launch in European and emerging countries. Sales of VELCADE (for multiple myeloma) decreased by 7.5 billion JPY, or 23.7% compared to the same period of the previous fiscal year to 24.2 billion JPY, of which ex-US royalty income was 1.1 billion JPY, a significant year-on-year decrease of 2.5 billion JPY, or 69.5%, due to generic entries in Europe and China in 2019. Sales in the U.S. decreased by 5.0 billion JPY, or 17.8%, to 23.1 billion JPY versus the same period of the previous fiscal year, reflecting a lower new patient start in the first-line therapy, which we believe was a consequence of patients refrained from visiting medical care providers due to COVID-19 related concerns. VELCADE is administered predominantly via a subcutaneous injection at medical institutions.

•
Neuroscience. In Neuroscience, revenue was 106.9 billion JPY, a year-on-year decrease of 5.1 billion JPY, or 4.5%. This decrease was largely attributable to VYVANSE (for attention deficit hyperactivity disorder

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2020 (Consolidated)

(ADHD)), decreased by 2.8 billion JPY, or 4.1%, to 66.0 billion JPY and ROZEREM (for insomnia), decreased by 2.1 billion JPY, or 40.8%, to 3.0 billion JPY, both negatively impacted by the appreciation of the yen. Sales of VYVANSE, a leading branded medication in the U.S., were also negatively affected by COVID-19 where stay-at-home orders and restrictions significantly reduced patient visits, subsequent diagnoses and created temporary discontinuation of medication. Sales of ROZEREM were negatively impacted by the loss of exclusivity in the U.S. last year.

Revenue by Geographic Region:

	Billion JPY; percentages are portion of total revenue
Revenue:	FY2019 Q1		FY2020 Q1
Japan	152.3	17.9%	144.0	18.0%
United States	415.7	49.0%	402.6	50.2%
Europe and Canada	165.2	19.5%	157.6	19.6%
Russia/CIS	19.0	2.2%	13.0	1.6%
Latin America	37.4	4.4%	30.8	3.8%
Asia (excluding Japan)	41.0	4.8%	36.9	4.6%
Other＊	18.5	2.2%	16.9	2.1%
Total	849.1	100.0%	801.9	100.0%
* Other includes the Middle East, Oceania and Africa.
Cost of Sales. Cost of Sales decreased by 53.7 billion JPY, or 18.4%, to 238.1 billion JPY and the Cost of Sales Ratio decreased by 4.7 pp to 29.7% compared to the same period of the previous fiscal year. This was primarily caused by 49.1 billion JPY decrease of non-cash charges related to the unwind of the fair value step up on acquired inventory recognized in connection with the Shire Acquisition.
Selling, General and Administrative (SG&A) expenses. SG&A expenses decreased by 36.8 billion JPY, or 15.4%, to 202.4 billion JPY compared to the same period of the previous fiscal year, primarily due to the favorable impact from cost efficiencies and synergies from the integration of Shire and lower spend from impacts of COVID-19 such as less travel and fewer commercial events.

Research and Development (R&D) expenses. R&D expenses decreased by 10.0 billion JPY, or 8.6%, to 106.8 billion JPY, primarily due to savings from pipeline prioritization as well as COVID-19 impacts.
Amortization and Impairment Losses on Intangible Assets Associated with Products. Amortization and Impairment Losses on Intangible Assets Associated with Products decreased by 17.5 billion JPY, or 14.4%, to 104.2 billion JPY compared to the same period of the previous fiscal year. This decrease is primarily attributable to an impairment charge of 15.6 billion JPY recorded in the same period of the previous fiscal year related to our decision to terminate the TAK-616 AMR program following the interim readout in May 2019.
Other Operating Income. Other Operating Income increased by 57.1 billion JPY, or 856.1%, to 63.7 billion JPY compared to the same period of the previous fiscal year, predominantly driven by a 60.2 billion JPY gain triggered by an update to previously recognized liabilities for pipeline compound SHP647 and certain associated rights ("SHP647") to reflect a change in expected future costs, such as program termination costs. This change was a result of the European Commission's decision in May 2020 to release Takeda's obligation to divest SHP647.
Other Operating Expenses. Other Operating Expenses were 46.8 billion JPY, an increase of 5.8 billion JPY, or 14.1%, compared to the same period of the previous fiscal year, primarily due to an 18.6 billion JPY loss recognized in the three months ended June 30, 2020 from changes in the fair value of contingent consideration assets driven by the impact of Novartis' withdrawal of the Marketing Authorisation Application in Europe for XIIDRA, which Takeda sold to Novartis in July 2019. The increase was partially offset by a decrease of 9.6 billion JPY in

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2020 (Consolidated)

restructuring expenses due to decline of the costs for Shire integration program as well as favorable impact of the valuation reserve for pre-launch inventories by 4.0 billion JPY due to reversal of valuation reserve recorded for the three-month period ended June 30, 2020.
Operating Profit. As a result of the above factors, Operating Profit increased by 122.1 billion JPY, or 270.4% compared to the same period of the previous fiscal year to 167.3 billion JPY.
Net Finance Expenses. Net Finance Expenses were 27.2 billion JPY in the current period, a decrease of 10.2 billion JPY compared to the same period of previous fiscal year, mainly due to an 8.6 billion JPY decrease in interest expense mainly attributable to reduction in outstanding balances of bonds and loans and lower interest rates on borrowings with variable interest rates and a 5.6 billion JPY valuation gain in financial income recognized on the warrant to purchase stocks of a company that went public in October 2019.

Shares of Loss of Associates Accounted for Using the Equity Method. Shares of Loss of Associates Accounted for Using the Equity Method was 9.8 billion JPY, a decrease of gain 12.1 billion JPY compared to Shares of Gain of Associates Accounted for Using the Equity Method of 2.3 billion JPY for the same period of the previous fiscal year, mainly due to an impairment charge on certain assets recognized by Teva Takeda Pharma Ltd*.
* Teva Takeda Pharma Ltd operates a business of long-listed products and generics.

Income Tax Expenses. Income Tax Expenses were 47.8 billion JPY, an increase of 44.7 billion JPY compared to the same period of the previous fiscal year, primarily due to an increase in Profit Before Tax and an increase in unitary tax on overseas subsidiaries.
Net Profit for the Period. Net Profit for the Period increased by 75.5 billion JPY, compared to the same period of the previous fiscal year to 82.5 billion JPY.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2020 (Consolidated)

(ii) Underlying Results (April 1 to June 30, 2020)
Definition of Core and Underlying Growth
Takeda uses the concept of Underlying Growth for internal planning and performance evaluation purposes.

Underlying Growth compares two periods (fiscal quarters or years) of financial results under a common basis and is used by management to assess the business. These financial results are calculated on a constant currency basis using a full year plan rate and exclude the impacts of divestitures and other amounts that are unusual, non-recurring items or unrelated to our ongoing operations. Although these are not measures defined by IFRS, Takeda believes Underlying Growth is useful to investors as it provides a consistent measure of our performance.

Takeda uses "Underlying Revenue Growth", "Underlying Core Operating Profit Growth", and "Underlying Core EPS Growth" as key financial metrics.

Underlying Revenue represents revenue on a constant currency basis and excluding non-recurring items and the impact of divestitures that occurred during the reported periods presented.

Underlying Core Operating Profit represents Core Operating Profit (as defined below) on a constant currency basis and further adjusted to exclude the impacts of divestitures that occurred during the reporting periods presented.

Core Operating Profit represents net profit adjusted to exclude income tax expenses, the share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on acquired intangible assets and other items unrelated to Takeda’s core operations, such as purchase accounting effects and transaction related costs.

Underlying Core EPS represents net profit based on a constant currency basis, adjusted to exclude the impact of divestitures, items excluded in the calculation of Core Operating Profit, and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to Takeda’s ongoing operations and the tax effect of each of the adjustments, divided by the outstanding shares (excluding treasury shares) as of the end of the comparative period.

Underlying Results

FY2020 Q1
Underlying Revenue Growth	+0.9%
Underlying Core Operating Profit Growth	+11.2%
Underlying Core Operating Profit Margin	34.7%
Underlying Core EPS	+8.7%

Underlying Revenue Growth was 0.9% compared to the same three-month period of the previous fiscal year, that represented resilience of Takeda’s portfolio during the COVID-19 outbreak. Underlying revenue attributable to Takeda’s 14 global brands* grew by 19.8%, despite negative impacts such as the NATPARA recall in the U.S. and a decline of off-patented products.
*    Takeda's 14 global brands
GI: ENTYVIO, GATTEX/REVESTIVE, ALOFISEL
Rare Diseases: NATPARA, ADYNOVATE/ADYNOVI, TAKHZYRO, ELAPRASE, VPRIV
PDT Immunology: GAMMAGARD LIQUID/KIOVIG, HYQVIA, CUVITRU, ALUBUMIN/FLEXBUMIN
Oncology: NINLARO, ALUNBRIG

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2020 (Consolidated)

Underlying Revenue Growth by Therapeutic Area
GI	+13.6%
Rare Diseases	-2.0%
Rare Metabolic	-9.9%
Rare Hematology	-7.0%
Hereditary Angioedema	+24.5%
PDT Immunology	+19.4%
Oncology	+5.4%
Neuroscience	-0.8%
Other	-21.0%
Total	+0.9%
(Note) For more details of revenue by therapeutic area and sales by product, please refer to the Data Book which is supplementary material for the financial statements.
Takeda’s web-site
https://www.takeda.com/investors/reports/
Major non-recurring items and the impact of divestitures excluded to calculate Underlying Revenue:

•
Exclusion of the impacts from divestitures which were completed in the fiscal year ended March 31, 2020. Net sales from XIIDRA, a treatment for dry eye disease, the divestiture of which was completed in July 2019, are excluded from the same period of the previous fiscal year. Revenue of select over-the-counter and non-core products in a number of Near East, Middle East and Africa countries, is excluded from the same period of the previous fiscal year as the divestiture was completed in March 2020. Likewise, revenue of select over-the-counter and non-core products in Russia, Georgia, and a number of countries from within the Commonwealth of Independent States, is excluded from the same period of the previous fiscal year as the divestiture was also completed in March 2020. In addition, residual impacts from these divestitures are excluded from the current period.

•
Adjustment in net sales from TACHOSIL, a surgical patch, that Takeda agreed in May 2019 to divest. Although the agreement to divest the product to Ethicon was terminated in April 2020, it is still adjusted as Takeda continues to explore opportunities to divest TACHOSIL as part of its ongoing divestiture and deleveraging strategy. Net sales from TACHOSIL are excluded from both the current period and the same period of the previous fiscal year. In addition, revenue of products related to divestiture agreements that were publicly announced and expected to complete within the calendar year 2020 are also excluded from both the current period and the same period of the previous fiscal year.

Underlying Core Operating Profit Growth was 11.2% compared to the same three-month period of the previous fiscal year, reflecting cost synergies and efficiencies.

Core Operating Profit for the current period, which excludes items unrelated to Takeda's core operations such as the integration of Shire related costs and non-cash expenses from purchase accounting, was 280.9 billion JPY.

Underlying Core Operating Profit Margin for the current period was 34.7%, an increase of 3.2 pp compared to the same three-month period of the previous fiscal year.

Underlying Core EPS Growth for the current period was 8.7%.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2020 (Consolidated)

(2) Consolidated Financial Position
Assets. Total Assets as of June 30, 2020 were 12,613.9 billion JPY, reflecting a decrease of 207.2 billion JPY compared to the previous fiscal year-end. Intangible assets decreased by 128.2 billion JPY mainly due to amortization. Cash and Cash Equivalents also decreased by 47.8 billion JPY.
Liabilities. Total Liabilities as of June 30, 2020 were 7,923.1 billion JPY, reflecting a decrease of 170.5 billion JPY compared to the previous fiscal year-end. Liabilities Held for Sale decreased by 78.0 billion JPY mainly due to release from the obligation to divest the pipeline compound SHP647 and certain associated rights. In addition, Other Current Liabilities and Trade and Other Payables decreased by 43.8 billion JPY and 29.1 billion JPY, respectively. Bonds and Loans decreased by 18.3 billion JPY to 5,075.0 billion JPY*.
* The carrying amount of Bonds was 3,198.7 billion JPY and Loans was 1,876.3 billion JPY as of June 30, 2020. Breakdown of Bonds and Loans carrying amount is as follows.
Bonds:

Name of Bond (Face Value if Denominated in Foreign Currency)	Issuance	Maturity	Carrying Amount (Billion JPY)
15th Unsecured straight bonds	July, 2013	July, 2020	60.0
Unsecured US dollar denominated senior notes (1,520 million USD)	June, 2015	June, 2022~ June, 2045	163.4
Unsecured US dollar denominated senior notes (8,800 million USD)	September, 2016	September, 2021~ September, 2026	906.2
Unsecured US dollar denominated senior notes (500 million USD)	July, 2017	January, 2022	53.7
Unsecured Euro denominated senior notes (7,500 million EUR)	November, 2018	November, 2020~ November, 2030	902.1
Unsecured US dollar denominated senior notes (4,500 million USD)	November, 2018	November, 2021~ November, 2028	482.2
Hybrid bonds (subordinated bonds)	June, 2019	June, 2079	497.0
Commercial Papers	April, 2020 ~ June, 2020	July, 2020 ~ September, 2020	134.0
Total			3,198.7

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2020 (Consolidated)

Loans:

Name of Loan (Face Value if Denominated in Foreign Currency)	Execution	Maturity	Carrying Amount (Billion JPY)
Syndicated Loans	July, 2013	July, 2020	60.0
Syndicated Loans	April, 2016	April, 2023 ~ April, 2026	200.0
Syndicated Loans	April, 2017	April, 2027	113.5
Syndicated Loans	April, 2017	April, 2027	161.2
(1,500 million USD)
Syndicated Loans	January, 2019	January, 2024	349.2
(3,250 million USD)
Syndicated Loans	January, 2019	January, 2024	363.9
(3,019 million EUR)
Japan Bank for International Cooperation	January, 2019	December, 2025	398.4
(3,700 million USD)
Other			230.0
Total			1,876.3
On July 9, 2020, Takeda issued unsecured U.S. dollar-denominated senior notes with an aggregate principal amount of 7,000 million USD and unsecured Euro-denominated senior notes with an aggregate principal amount of 3,600 million EUR. Use of the proceeds from the offerings of these notes is to prepay the borrowings of 3,250 million USD and 3,019 million EUR that remained outstanding as of June 30, 2020 under a syndicated term loan that was incurred in connection with the Shire Acquisition in 2019, as well as unsecured senior notes with the face value of 2,400 million USD and 1,250 million EUR. The remaining proceeds will be used for general corporate purposes.
Equity. Total Equity as of June 30, 2020 was 4,690.8 billion JPY, a decrease of 36.7 billion JPY compared to the previous fiscal year-end. This was mainly due to a decrease of 39.9 billion JPY in Retained Earnings mainly resulting from the dividends payments of 141.9 billion JPY partially offset by the net profit for the period.

Consolidated Cash Flow

	Billion JPY
	FY2019 Q1	FY2020 Q1
Net Cash from (used in) operating activities	120.8	145.9
Net Cash from (used in) investing activities	(41.6)	0.7
Net Cash from (used in) financing activities	(177.7)	(192.8)
Net increase (decrease) in cash and cash equivalents	(98.5)	(46.2)
Cash and cash equivalents at the beginning of the year	702.1	637.6
Effects of exchange rate changes on cash and cash equivalents	(10.5)	(1.6)
Net increase (decrease) in cash and cash equivalents resulting from a transfer from (to) assets held for sale	0.6	—
Cash and cash equivalents at the end of the period	593.7	589.8
Net cash from operating activities was 145.9 billion JPY for the current period compared to 120.8 billion JPY for the same period of the previous year. The increase of 25.1 billion JPY was mainly due to a 75.5 billion JPY increase in net profit for the period as well as an increase of a favorable adjustment of 44.7 billion JPY in income tax expense mainly comprised of deferred tax which is a non-cash expense. The increase was partially offset by an adjustment for non-cash income of 60.2 billion JPY due to release from the obligation to divest the pipeline

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2020 (Consolidated)

compound SHP 647 and certain associated rights, as well as an unfavorable impact of 47.6 billion JPY from an increase in inventories for the current period due to a decrease of the unwind of the fair value step up on acquired inventory recorded in relation to the Shire Acquisition.
Net cash from investing activities was 0.7 billion JPY for the current period compared to net cash used in investing activities of 41.6 billion JPY for the same period of the previous year. This increase of 42.3 billion JPY was mainly due to a 30.0 billion JPY increase in proceeds from sales and redemption of investments mainly as a result of increased sales of equity instruments.
Net cash used in financing activities was 192.8 billion JPY for the current period compared to 177.7 billion JPY for the same period of the previous year. This increase of 15.1 billion JPY was mainly the result of 20.0 billion JPY repayment of commercial papers and long-term loans in the current period.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2020 (Consolidated)

(3) Outlook for the Fiscal Year Ending March 31, 2021
The full year consolidated reported forecast for fiscal 2020 (fiscal year ending March 31, 2021) has been revised from the previous forecast (announced on May 13, 2020), reflecting a large net gain on one-time items recognized in the first quarter (April 1 to June 30, 2020), as follows:
Full Year Reported Forecast for the Fiscal Year Ending March 31, 2021 (FY2020)

			Billion JPY or percentage
	Previous Forecast (May 13, 2020)	Revised Forecast (July 31, 2020)	vs. Previous Forecast
Revenue	3,250.0	3,250.0	—	—
Operating profit	355.0	395.0	+40.0	+11.3%
Profit before tax	200.0	230.0	+30.0	+15.0%
Net profit for the period (attributable to owners of the Company)	60.0	92.0	+32.0	+53.3%
EPS (JPY)	38.52	58.91	+20.39	+52.9%
Core Operating Profit	984.0	984.0	—	—
Core EPS (JPY)	420	420	—	—
The revenue forecast has not been changed at 3,250.0 billion JPY.
The Operating Profit forecast has been increased by 40.0 billion JPY, or 11.3%, to 395.0 billion JPY. This reflects a net positive effect of one-time items recognized during the first quarter of FY2020: an approximately 60.0 billion JPY profit due to an update to previously recognized liabilities for SHP647 to reflect a change in expected future costs, such as program termination costs, as a result of the European Commission’s decision to release Takeda from the obligation to divest SHP647; and an approximately 20.0 billion JPY loss due to the remeasurement of contingent consideration assets at fair value as a result of Novartis’ withdrawal of the Marketing Authorisation Application in Europe for XIIDRA.
The profit before tax forecast has been increased by 30.0 billion JPY, or 15.0%, to 230.0 billion JPY. This reflects an approximately 10.0 billion JPY loss of associates accounted for using the equity method recognized during the first quarter of FY2020, mainly due to an impairment charge on certain assets recognized by Teva Takeda Pharma Ltd.
The net profit for the period attributable to owners of the Company has been increased by 32.0 billion JPY, or 53.3%, to 92.0 billion JPY, due to the factors explained above and associated tax benefits.
The forecasts for Core Operating Profit and Core EPS remain unchanged as the factors explained above are unusual, non-recurring items and unrelated to our ongoing operations.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2020 (Consolidated)

Major assumptions used in preparing the FY2020 Revised Reported Forecast

		Billion JPY or percentage
	Previous Forecast (May 13, 2020)	Revised Forecast (July 31, 2020)
FX rates	1 USD = 109 JPY 1 Euro = 120 JPY 1 RUB = 1.6 JPY 1 BRL = 23.3 JPY 1 CNY = 15.5 JPY	1 USD = 109 JPY 1 Euro = 120 JPY 1 RUB = 1.6 JPY 1 BRL = 23.3 JPY 1 CNY = 15.5 JPY
R&D expenses	(447.0))	(447.0))
Shire integration costs
Other operating expenses (restructuring costs)	(90.0))	(90.0))
Shire purchase accounting adjustments
Cost of sales (unwind of inventories step-up)	(85.7))	(85.7))
Cost of sales (depreciation of PPE step-up)	(2.0))	(2.0))
SG&A and R&D expenses	0.7	0.7
Amortization of intangibles assets (Shire acquisition)	(324.0))	(324.0))
Other operating income (release of obligation to divest SHP647)	—	60.0
Other non-cash items
Amortization of intangible assets (Legacy Takeda)	(83.0))	(83.0))
Impairment losses on intangible assets	(50.0))	(50.0))
Other operating income/expenses
Other operating income (excluding release of obligation to divest SHP647)	58.0	58.0
Other operating expenses (excluding Shire integration related)	(53.0))	(73.0))
Finance expenses
Interests	(133.0))	(133.0))
Others	(20.0))	(20.0))
Free cash flow (including announced divestitures)	600.0 - 700.0	600.0 - 700.0
Capital expenditures (cash flow base)	(180.0) - (230.0)	(180.0) - (230.0)
Depreciation and amortization (excluding intangible assets associated with products)	(150.0)	(150.0)
Cash tax rate on adjusted EBITDA (excluding divestitures)	High teens - low 20s%	High teens - low 20s%

Management Guidance*

	Previous Guidance (May 13, 2020)	Revised Guidance (July 31, 2020)
Underlying Revenue Growth	Low-single-digit growth	Low-single-digit growth
Underlying Core Operating Profit Growth	High-single-digit growth	High-single-digit growth
Underlying Core Operating Profit Margin	Low-30s%	Low-30s%
Underlying Core EPS Growth	Low-teen growth	Low-teen growth
* Please refer to section 1. (1) (ii) Underlying Results (April 1 to June 30, 2020), Definition of Core and Underlying Growth.
There are no changes in the Management Guidance.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2020 (Consolidated)

Other assumptions used in preparing the FY2020 Revised Reported Forecast and the Management Guidance

•
To date, Takeda has not experienced a material effect on its financial results as a result of the global spread of the novel coronavirus infectious disease (COVID-19), despite the various effects on its operations as detailed elsewhere herein. Based on currently available information, Takeda believes that its financial results for FY2020 will not be materially affected by COVID-19 and, accordingly, Takeda's FY2020 forecast reflects this belief. However, the situation surrounding COVID-19 remains highly fluid, and future COVID-19-related developments in FY2020, including new or additional COVID-19 outbreaks and additional or extended lockdowns, shelter-in-place orders or other government action in major markets, could result in further or more serious disruptions to Takeda’s business, such as slowdowns in demand for Takeda’s products, supply chain related issues or significant delays in its clinical trial programs. These events, if they occur, could result in an additional impact on Takeda’s business, results of operations or financial condition, as well as result in significant deviations from Takeda’s FY2020 forecast.

•	Takeda does not expect any additional 505(b)2 competitor for subcutaneous VELCADE to launch in the U.S. within FY2020;

•
The previous forecast and guidance did not include the impact of any potential further divestitures beyond what had already been disclosed by Takeda as of May 13, 2020. The revised forecast reflects only the three one-time items explained in the above.

Forward looking statements
All forecasts in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecast to be revised, the Company will disclose it in a timely manner.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2020 (Consolidated)

(4) Impact of the Spread of the Novel Coronavirus Infectious Disease (COVID-19) and Takeda’s Initiatives in Response
(i) Impact of COVID-19 on Takeda’s Operations and Financial Condition
The effects of the spread of COVID-19 are impacting, or could potentially impact, various business activities within Takeda.
In monitoring demand for our products, we have seen limited impact to date as many of our medicines are for severe chronic or life-threatening diseases, without the requirement of a hospital elective procedure. An adverse effect has been observed in some of our therapeutic areas, such as Neuroscience, for reasons such as patients visiting their medical care providers less frequently, but on the other hand we have seen expansion of certain products with a more convenient administration profile. We have seen some decline in plasma donations but it is still too early to predict longer-term impact on total volume as there are several factors that can partially or fully offset the decline in the coming months. In terms of our global supply chain, based on current assessments, we have not yet seen, nor do we currently anticipate, any material potential supply distribution issues due to the COVID-19 outbreak.
During the course of our business operations, we have implemented voluntary suspensions of certain business activities, including business travel, attending industry events, and holding company-sponsored events.
With regards to clinical trials, we had placed a temporary pause on the initiation of new studies, with the exception of CoVIg-19, the investigational plasma-derived therapy for COVID-19. For already ongoing studies we had temporarily paused the activation of new study sites and new patient enrollment with a small number of exceptions. This was a short-term action and we have now been able to resume recruitment in the majority of our studies at least at some sites and countries.
It is still too early to speculate on what the potential impact the COVID-19 outbreak may be to timelines of our ongoing clinical trials or regulatory filings. While we do anticipate some delays on some studies, we are hopeful that we may be able regain this time once studies restart. We are closely monitoring the situation on a study level, down to each country and site, to assess potential impact.
As we continue to monitor developments in the financial markets, we do not currently anticipate any material liquidity or funding-related issues.

(ii) Takeda’s Initiatives to Mitigate the Impact of COVID-19
Takeda’s response to the COVID-19 outbreak is focused on three priorities:
1. Safeguarding employees and their families, and reducing the impact of COVID-19 on the healthcare system.
2. Maintaining business continuity, especially the supply of Takeda medicines to patients.
3. Developing potential therapies to treat or prevent COVID-19.
In order to address the issues relating to COVID-19, in January 2020 we activated a Global Crisis Management Committee (GCMC), who along with the support of internal and external experts has guided Takeda’s response to the pandemic. This includes the development of employee guidance, support resources, and implementing enhanced infection control and workplace case management protocols across our essential operations. The GCMC have also developed comprehensive workplace readiness checklists to support a safe and gradual return to office workplaces where this is possible. The committee is co-led by Takeda’s Chief Global Corporate Affairs Officer and the President of our Global Vaccine Business Unit, with support from a cross-functional working group.
With regards to measures to safeguard employees, we have continued to enforce work from home policies and provide enhanced technology to support such initiatives. We have applied our telework guidance broadly to our global employees including as many of our customer facing employees as possible, especially those who interact with health care professionals. For our employees who are required to continue to work on-site in our manufacturing, laboratory, and BioLife plasma donation facilities, we have implemented enhanced safety

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2020 (Consolidated)

measures to mitigate the spread of the virus.
Our Global Crisis Management Committee and a dedicated Return to the Workplace Team developed guidance on how to configure our "new workplace" to limit the introduction and transmission of the COVID-19 virus while maintaining and even strengthening our operations. Plans will be tailored to each country and will be based on the science, epidemiology, and relevant local public health context, but will also follow common principles and requirements such as compliance with local government and public health regulations; workplace readiness including necessary infection prevention measures like face coverings and physical distancing; reduced population density; enhanced infection control protocols; employee-specific circumstances; and a careful, stepwise approach.
We have also extended restrictions on all non-essential international travel in principle through December 31, 2020 and on large external meetings until March 31, 2021 while monitoring the situation on an ongoing basis. However, there are plans in place to bring remote employees, who are able to return to work, back to sites in stages following implementation of enhanced infection prevention measures in adherence with local public health guidance.
Our field force are resuming a small number of face to face engagements with customers, with the majority of all interactions still virtual. Where we are engaging face to face, it is on healthcare providers request and employees follow strict infection prevention protocols set out by both Takeda and any additional customer requirements.
In order to maintain business continuity, we are managing levels of inventory, including assessing alternative suppliers for the production of our medicines, to secure product supply continuity for patients. This strategy is generally applied across our global supply chain for key starting materials, excipients, raw materials, APIs, and finished products. We are tracking the situation as it evolves and will take all necessary actions in an effort to ensure supply continuity for the people we serve.
In R&D, working alongside our Contract Research Organization partners, we continue to take measures to minimize the disruption to ongoing clinical trials. Due to the global impact of COVID-19, we had placed a temporary pause on the initiation of new clinical trials, with the exception of CoVIg-19, a potential anti-SARS-CoV-2 polyclonal hyperimmune globulin medicine to treat individuals with serious complications from COVID-19. For already ongoing studies we had temporarily paused the activation of new study sites and new patient enrollment with a small number of exceptions. This was a short-term action and we have now been able to resume recruitment in the majority of our studies at least at some sites and countries. We are assessing and developing solutions, including through direct-to-patient home delivery of study medicines, remote monitoring of patients, and the re-evaluation of trial design.
CoVIg-19 is an example of Takeda’s initiatives to develop potential therapies to combat COVID-19. We joined with global plasma companies to form the CoVIg-19 Plasma Alliance in April 2020, guided by our values of putting patients first, setting aside individual company interests to work together with multiple partners. In doing so, we have focused on expediting the process to develop and deliver a potential therapy for COVID-19. In May 2020, we progressed our efforts by partnering with public, private and non-government organizations for the launch of a nation-wide campaign in the U.S., "The Fight Is In Us", urging COVID-19 survivors to donate their blood plasma, which contains vital antibodies that could help save the lives of others.
We are also evaluating existing internal assets as potential therapies for COVID-19, while also researching novel approaches.
Finally, Takeda has aided the COVID-19 response through donations, including approximately US$25 million to non-profit organizations including the Red Cross and United Nations-led organizations, while also providing in-kind donations and matching employee donations.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2020 (Consolidated)

(iii) Business risks associated with the continued global spread of COVID-19
Depending on the severity and duration of the impacts resulting from COVID-19 pandemic, and despite our various efforts, we may experience further adverse effects on our business including, but not limited to, disruptions to our ability to procure raw materials or to supply products, additional disruptions to our clinical trial programs, or disruptions to our ability to observe regulations applicable to us. It is currently unclear how long the pandemic will last and, even if the global spread of COVID-19 is slowed or halted, the effects may continue to affect our business, financial condition and results of our operations for a potentially extended period of time. It is unclear what the medium-term financial implications of the COVID-19 pandemic will be, particularly with respect to those which may arise from issues such as rising unemployment, changes in payer mix, and the possibility of the introduction of government initiatives to reduce healthcare spending.
We will continue to closely monitor the situation and take necessary measures to minimize any future business risks.
(iv) FY2020 Q1 financial impact from COVID-19
The overall impact of the global spread of COVID-19 on Takeda’s consolidated financial results for the three-month period ended June 30, 2020 was not material. An adverse effect on revenue has been observed in some of our therapeutic areas, such as Neuroscience, for reasons such as patients visiting their medical care providers less frequently for non-life-threatening and chronic diseases, but on the other hand we have seen expansion of certain products with a more convenient administration profile. At the same time, voluntary suspension of certain business activities such as business travel and events in response to COVID-19 led to lower spending, which resulted in limited impact on Takeda’s profit.
(v) FY2020 anticipated financial impact from COVID-19 and assumptions used for the financial forecast
Please refer to 1. Financial Highlights for the Three-month Period Ended June 30, 2020, (3) Outlook for the Fiscal Year Ending March 31, 2021.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2020 (Consolidated)

2. Condensed Interim Consolidated Financial Statements [IFRS] and Major Notes
(1) Condensed Interim Consolidated Statements of Profit or Loss

	JPY (millions, except per share data)
	Three-month period ended June 30,
	2019	2020
Revenue	849,121	801,850
Cost of sales	(291,797)	(238,078)
Selling, general and administrative expenses	(239,213)	(202,374)
Research and development expenses	(116,866)	(106,821)
Amortization and impairment losses on intangible assets associated with products	(121,752)	(104,250)
Other operating income	6,666	63,732
Other operating expenses	(40,992)	(46,774)
Operating profit	45,167	167,285
Finance income	8,668	19,611
Finance expenses	(46,064)	(46,846)
Share of profit (loss) of investments accounted for using the equity method	2,344	(9,759)
Profit before tax	10,115	130,291
Income tax expenses	(3,082)	(47,772)
Net profit for the period	7,033	82,519
Attributable to:
Owners of the Company	7,009	82,511
Non-controlling interests	24	8
Net profit for the period	7,033	82,519
Earnings per share (JPY)
Basic earnings per share	4.51	52.93
Diluted earnings per share	4.49	52.69
(Note) During the year ended March 31, 2020, Takeda completed the purchase price allocation for the assets acquired and liabilities assumed as part of the Shire Acquisition. Accordingly, Condensed Interim Consolidated Statements of Profit or Loss for the three-month period ended June 30, 2019 were retrospectively adjusted.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2020 (Consolidated)

(2) Condensed Interim Consolidated Statements of Comprehensive Income

	JPY (millions)
	Three-month period ended June 30,
	2019	2020
Net profit for the period	7,033	82,519
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income (loss)	(4,277)	25,518
Remeasurement of defined benefit pension plans	(2,403)	(2,286)
	(6,680)	23,232
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(125,091)	1,997
Cash flow hedges	(1,120)	(5,126)
Hedging cost	(383)	(5,357)
Share of other comprehensive loss of investments accounted for using the equity method	(0)	(7)
	(126,594)	(8,493)
Other comprehensive income (loss) for the period, net of tax	(133,274)	14,739
Total comprehensive income (loss) for the period	(126,241)	97,258
Attributable to:
Owners of the Company	(126,474)	97,183
Non-controlling interests	233	75
Total comprehensive income (loss) for the period	(126,241)	97,258
 (Note) During the year ended March 31, 2020, Takeda completed the purchase price allocation for the assets acquired and liabilities assumed as part of the Shire Acquisition. Accordingly, Condensed Interim Consolidated Statements of Comprehensive Income for the three-month period ended June 30, 2019 were retrospectively adjusted.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2020 (Consolidated)

(3) Condensed Interim Consolidated Statements of Financial Position

	JPY (millions)
	As of March 31, 2020	As of June 30, 2020
ASSETS
Non-current assets:
Property, plant and equipment	1,386,370	1,366,177
Goodwill	4,012,528	3,984,271
Intangible assets	4,171,361	4,043,156
Investments accounted for using the equity method	107,334	97,606
Other financial assets	262,121	239,032
Other non-current assets	103,846	103,021
Deferred tax assets	308,102	305,826
Total non-current assets	10,351,662	10,139,089
Current assets:
Inventories	759,599	759,378
Trade and other receivables	757,005	784,639
Other financial assets	15,822	11,138
Income taxes receivable	27,916	30,632
Other current assets	114,196	108,064
Cash and cash equivalents	637,614	589,787
Assets held for sale	157,280	191,125
Total current assets	2,469,432	2,474,763
Total assets	12,821,094	12,613,852

LIABILITIES AND EQUITY
LIABILITIES
Non-current liabilities:
Bonds and loans	4,506,487	4,494,225
Other financial liabilities	399,129	406,155
Net defined benefit liabilities	156,617	164,708
Income taxes payable	54,932	48,780
Provisions	37,605	37,438
Other non-current liabilities	52,793	53,854
Deferred tax liabilities	710,147	686,384
Total non-current liabilities	5,917,710	5,891,544
Current liabilities:
Bonds and loans	586,817	580,732
Trade and other payables	318,816	289,741
Other financial liabilities	95,706	92,096
Income taxes payable	182,738	179,510
Provisions	405,245	424,650
Other current liabilities	499,386	455,615
Liabilities held for sale	87,190	9,200
Total current liabilities	2,175,898	2,031,544
Total liabilities	8,093,608	7,923,088

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2020 (Consolidated)

	JPY (millions)
	As of March 31, 2020	As of June 30, 2020
EQUITY
Share capital	1,668,123	1,668,145
Share premium	1,680,287	1,661,474
Treasury shares	(87,463)	(60,717)
Retained earnings	1,369,972	1,330,054
Other components of equity	92,564	87,807
Equity attributable to owners of the company	4,723,483	4,686,763
Non-controlling interests	4,003	4,001
Total equity	4,727,486	4,690,764
Total liabilities and equity	12,821,094	12,613,852

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2020 (Consolidated)

(4) Condensed Interim Consolidated Statements of Changes in Equity
Three-month period ended June 30, 2019 (From April 1 to June 30, 2019)

	JPY (millions)
	Equity attributable to owners of the company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2019	1,643,585	1,650,232	(57,142)	1,595,431	299,128	46,380
Cumulative effects of changes in accounting policies				(512)
Restated opening balance	1,643,585	1,650,232	(57,142)	1,594,919	299,128	46,380
Net profit for the period				7,009
Other comprehensive income (loss)					(125,259)	(4,318)
Comprehensive income (loss) for the period	—	—	—	7,009	(125,259)	(4,318)
Transaction with owners:
Issuance of new shares	24,507	24,507
Acquisition of treasury shares			(49,012)
Disposal of treasury shares		(0)	0
Dividends				(140,836)
Transfers from other components of equity				(2,331)		(72)
Share-based compensation		4,277
Exercise of share-based awards		(20,911)	21,259
Total transactions with owners	24,507	7,873	(27,753)	(143,167)	—	(72)
As of June 30, 2019	1,668,092	1,658,105	(84,895)	1,458,761	173,869	41,990

	Equity attributable to owners of the company
	Other components of equity
	Cash flow hedges	Hedging cost	Remeasurement of defined benefit pensions plans	Total	Total	Non- controlling interests	Total equity
As of April 1, 2019	2,959	1,412	—	349,879	5,181,985	4,006	5,185,991
Cumulative effects of changes in accounting policies				—	(512)		(512)
Restated opening balance	2,959	1,412	—	349,879	5,181,473	4,006	5,185,479
Net profit for the period				—	7,009	24	7,033
Other comprehensive income (loss)	(1,120)	(383)	(2,403)	(133,483)	(133,483)	209	(133,274)
Comprehensive income (loss) for the period	(1,120)	(383)	(2,403)	(133,483)	(126,474)	233	(126,241)
Transaction with owners:
Issuance of new shares				—	49,014		49,014
Acquisition of treasury shares				—	(49,012)		(49,012)
Disposal of treasury shares				—	0		0
Dividends				—	(140,836)	(153)	(140,989)
Transfers from other components of equity			2,403	2,331	—		—
Share-based compensation				—	4,277		4,277
Exercise of share-based awards				—	348		348
Total transactions with owners	—	—	2,403	2,331	(136,209)	(153)	(136,362)
As of June 30, 2019	1,839	1,029	—	218,727	4,918,790	4,086	4,922,876

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2020 (Consolidated)

Three-month period ended June 30, 2020 (From April 1 to June 30, 2020)

	JPY (millions)
	Equity attributable to owners of the company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2020	1,668,123	1,680,287	(87,463)	1,369,972	91,848	22,891
Net profit for the period				82,511
Other comprehensive income (loss)					1,957	25,484
Comprehensive income (loss) for the period	—	—	—	82,511	1,957	25,484
Transaction with owners:
Issuance of new shares	22	22
Acquisition of treasury shares			(2,132)
Disposal of treasury shares		(0)	0
Dividends				(141,858)
Transfers from other components of equity				19,429		(21,715)
Share-based compensation		10,043
Exercise of share-based awards		(28,878)	28,878
Total transactions with owners	22	(18,813)	26,746	(122,429)	—	(21,715)
As of June 30, 2020	1,668,145	1,661,474	(60,717)	1,330,054	93,805	26,660

	Equity attributable to owners of the company
	Other components of equity
	Cash flow hedges	Hedging cost	Remeasurement of defined benefit pensions plans	Total	Total	Non- controlling interests	Total equity
As of April 1, 2020	(22,730)	555	—	92,564	4,723,483	4,003	4,727,486
Net profit for the period				—	82,511	8	82,519
Other comprehensive income (loss)	(5,126)	(5,357)	(2,286)	14,672	14,672	67	14,739
Comprehensive income (loss) for the period	(5,126)	(5,357)	(2,286)	14,672	97,183	75	97,258
Transaction with owners:
Issuance of new shares				—	44		44
Acquisition of treasury shares				—	(2,132)		(2,132)
Disposal of treasury shares				—	0		0
Dividends				—	(141,858)	(77)	(141,935)
Transfers from other components of equity			2,286	(19,429)	—		—
Share-based compensation				—	10,043		10,043
Exercise of share-based awards				—	(0)		(0)
Total transactions with owners	—	—	2,286	(19,429)	(133,903)	(77)	(133,980)
As of June 30, 2020	(27,856)	(4,802)	—	87,807	4,686,763	4,001	4,690,764
 (Note) During the year ended March 31, 2020, Takeda completed the purchase price allocation for the assets acquired and liabilities assumed as part of the Shire Acquisition. Accordingly, Condensed Interim Consolidated Statements of Changes in Equity for the three-month period ended June 30, 2019 were retrospectively adjusted.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2020 (Consolidated)

(5) Condensed Interim Consolidated Statements of Cash Flows

	JPY (millions)
	Three-month period ended June 30,
	2019	2020
Cash flows from operating activities:
Net profit for the period	7,033	82,519
Depreciation and amortization	150,414	141,587
Impairment losses	17,425	7,458
Equity-settled share-based compensation	4,277	10,043
Change in estimate of liabilities related to SHP647	—	(60,179)
Loss on sales and disposal of property, plant and equipment	129	300
Gain on divestment of business and subsidiaries	(2,837)	(365)
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements, net	2,203	19,297
Finance (income) and expenses, net	37,396	27,235
Share of loss (profit) of investments accounted for using the equity method	(2,344)	9,759
Income tax expenses	3,082	47,772
Changes in assets and liabilities:
Increase in trade and other receivables	(44,885)	(25,845)
Decrease (increase) in inventories	43,259	(4,367)
Decrease in trade and other payables	(30,296)	(23,153)
Increase in provisions	9,149	2,177
Other, net	(13,535)	(36,894)
Cash generated from operations	180,470	197,344
Income taxes paid	(59,894)	(51,483)
Tax refunds and interest on tax refunds received	213	—
Net cash from operating activities	120,789	145,861
Cash flows from investing activities:
Interest received	1,574	308
Dividends received	1,169	177
Acquisition of property, plant and equipment	(29,859)	(23,135)
Proceeds from sales of property, plant and equipment	118	26
Acquisition of intangible assets	(13,122)	(17,342)
Acquisition of investments	(3,133)	(3,517)
Proceeds from sales and redemption of investments	14,458	44,437
Acquisition of businesses, net of cash and cash equivalents acquired	(4,650)	—
Other, net	(8,158)	(292)
Net cash from (used in) investing activities	(41,603)	662
Cash flows from financing activities:
Net decrease in short-term loans and commercial papers	(500,164)	(10,000)
Proceeds from issuance of bonds and long-term loans	496,190	—
Repayments of bonds and long-term loans	—	(9,979)
Acquisition of treasury shares	(3)	(2,132)
Interest paid	(31,176)	(30,207)
Dividends paid	(132,749)	(133,115)
Acquisition of non-controlling interests	(1,700)	—
Repayments of lease liabilities	(7,466)	(7,213)
Other, net	(632)	(119)
Net cash used in financing activities	(177,700)	(192,765)
Net decrease in cash and cash equivalents	(98,514)	(46,242)
Cash and cash equivalents at the beginning of the year	702,093	637,614
(Consolidated statements of financial position)
Cash and cash equivalents reclassified back from assets held for sale	629	—
Cash and cash equivalents at the beginning of the year	702,722	637,614
Effects of exchange rate changes on cash and cash equivalents	(10,463)	(1,585)
Cash and cash equivalents at the end of the period	593,745	589,787
(Note) During the year ended March 31, 2020, Takeda completed the purchase price allocation for the assets acquired and liabilities assumed as part of the Shire Acquisition. Accordingly, Condensed Interim Consolidated Statements of Cash Flows for the three-month period ended June 30, 2019 were retrospectively adjusted.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2020 (Consolidated)

(6) Notes to Condensed Interim Consolidated Financial Statements
(Significant Uncertainty Regarding Going Concern Assumption)
Three-month period ended June 30, 2020 (April 1 to June 30, 2020)
Not applicable.
(Significant Accounting Policies)
Significant accounting policies adopted for the condensed interim consolidated financial statements are the same as those adopted for the consolidated financial statements of the fiscal year ended March 31, 2020.
Takeda calculated income tax expenses for the three-month period ended June 30, 2020, based on the estimated average annual effective tax rate.
(Significant Changes in Equity Attributable to Owners of the Company)
Three-month period ended June 30, 2020 (April 1 to June 30, 2020)
Not applicable.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2020 (Consolidated)

(Significant Subsequent Events)
Issuance of unsecured U.S. dollar-denominated senior notes and unsecured euro-denominated senior notes
On July 9, 2020, Takeda issued unsecured U.S. dollar-denominated senior notes with an aggregate principal amount of 7,000 million USD and unsecured euro-denominated senior notes with an aggregate principal amount of 3,600 million EUR (collectively, "the Notes").
Using the proceeds from the offerings of the Notes, on July 10, 2020, Takeda prepaid the borrowings of 3,250 million USD and 3,019 million EUR that remained outstanding as of June 30, 2020 under a syndicated term loan that was incurred in connection with the Shire Acquisition in 2019. Takeda intends to use the remaining part of proceeds to primarily redeem 2,400 million USD of unsecured U.S. dollar-denominated senior notes issued in September 2016 and 1,250 million EUR of unsecured euro-denominated senior notes issued in November 2018.
The impact from these repayments and redemptions on the consolidated statements of profit or loss is not expected to be material.

Outline of the Notes issued

Unsecured U.S. Dollar-Denominated Senior Notes

Issue Amount	7,000 million USD
Coupon	2.050-3.375% per annum
Issue Price	99.225-99.404% of the principle amount
Maturity Date	March 31, 2030 - July 9, 2060
Optional Redemption	Takeda may redeem the notes, in whole or in part, at any time prior to maturity in line with the optional redemption provisions of the notes
Pledge	None
Security	None
Securities Exchange on which the notes will be listed	None

Unsecured Euro-Denominated Senior Notes

Issue Amount	3,600 million EUR
Coupon	0.750-2.000% per annum
Issue Price	98.650-99.630% of the principle amount
Maturity Date	July 9, 2027 - July 9, 2040
Optional Redemption	Takeda may redeem the notes, in whole or in part, at any time prior to maturity in line with the optional redemption provisions of the notes
Pledge	None
Security	None
Securities Exchange on which the notes will be listed	Listed on the New York Stock Exchange

APPENDIX

1 FY2020 Q1 Reconciliation from Reported Revenue to Underlying Revenue
2 FY2020 Q1 Reconciliation from Reported to Core/Underlying Core
3 FY2019 Q1 Reconciliation from Reported to Core/Underlying Core

1 FY2020 Q1 Reconciliation from Reported Revenue to Underlying Revenue

Q1
(Billion JPY)	FY2019	FY2020	vs. PY
Revenue	849.1	801.9	(47.2)	- 5.6%
FX effects*1				+4.4pp
Divestitures*2				+2.1pp
XIIDRA				+1.1pp
NEMEA & Russia/CIS				+0.8pp
TACHOSIL				+0.1pp
Others				-0.1pp
Underlying Revenue Growth				+ 0.9%

*1 FX adjustment applies FY2019 plan rate to both periods (1USD=111JPY, 1EUR=129JPY).
*2 Major adjustments are as follow;

•	Net sales from XIIDRA, a treatment for dry eye disease, the divestiture of which was completed in July 2019, are excluded from FY2019 Q1.

•
Revenue of select over-the-counter and non-core products in a number of Near East, Middle East and Africa countries, is excluded from FY2019 Q1 as the divestiture was completed in March 2020. Likewise, revenue of select over-the-counter and non-core products in Russia, Georgia, and a number of countries from within the Commonwealth of Independent States, is excluded from FY2019 Q1 as the divestiture was also completed in March 2020.

•
Net sales from TACHOSIL, a surgical patch, that Takeda agreed in May 2019 to divest are excluded from both FY2020 Q1 and FY2019 Q1. Although the agreement to divest the product to Ethicon was terminated in April 2020, it is still adjusted as Takeda continues to explore opportunities to divest TACHOSIL as part of its ongoing divestiture and deleveraging strategy.

•	Revenue of products related to divestiture agreements that were publicly announced and expected to complete within the calendar year 2020 are excluded from both FY2020 Q1 and FY2019 Q1.

2 FY2020 Q1 Reconciliation from Reported to Core/Underlying Core

FY2020 Q1
(Billion JPY)	REPORTED	REPORTED TO CORE ADJUSTMENTS						CORE	CORE TO UNDERLYING CORE ADJ.		UNDERLYING GROWTH
		Amortization & impairment of intangible assets	Other operating income/expense	Shire integration costs	Shire purchase accounting adjustments	TEVA JV related accounting adjustments	Others		FX	Divestitures
Revenue	801.9							801.9	49.2	(16.3)	+0.9%
Cost of sales	(238.1)				26.6			(211.5)	(13.6)	4.7
Gross Profit	563.8				26.6			590.3	35.6	(11.6)
SG&A expenses	(202.4)			0.0	(0.3)			(202.6)	(11.4)
R&D expenses	(106.8)			(0.1)	0.1			(106.8)	(3.5)
Amortization of intangible assets	(102.3)	22.5			79.8			—
Impairment losses on intangible assets	(1.9)	1.9						—
Other operating income	63.7		(3.2)		(60.2)	(0.4)		—
Other operating expenses	(46.8)		7.4	20.8			18.6	—
Operating profit	167.3	24.4	4.2	20.7	46.0	(0.4)	18.6	280.9	20.7	(11.6)	+11.2%
Margin	20.9%							35.0%			34.7%*
Financial income/expenses	(27.2)				2.7		(3.8)	(28.3)	(0.9)
Equity income/loss	(9.8)					10.6		0.8	(0.1)
Profit before tax	130.3	24.4	4.2	20.7	48.7	10.2	14.8	253.4	19.7	(11.6)
Tax expenses	(47.8)	(5.9)	0.9	(3.6)	(3.3)	(3.1)	0.0	(62.7)	(2.6)	2.8
Non-controlling interests	(0.0)							(0.0)	0.0
Net profit	82.5	18.5	5.1	17.2	45.4	7.1	14.8	190.6	17.0	(8.8)
EPS (yen)	53							122	11	(6)	+8.7%
Number of shares (millions)	1,559							1,559			1,558

* Underlying Core Operating Profit Margin.

3 FY2019 Q1 Reconciliation from Reported to Core/ Underlying Core

FY2019 Q1
(Billion JPY)	REPORTED*1	REPORTED TO CORE ADJUSTMENTS						CORE	CORE TO UNDERLYING CORE ADJ.		UNDERLYING CORE
		Amortization & impairment of intangible assets	Other operating income/ expense	Shire acquisition related costs	Shire purchase accounting adjustments *1	Teva JV related accounting adjustments	Others		FX	Divestitures
Revenue	849.1							849.1	11.7	(33.6)
Cost of sales	(291.8)				75.7			(216.1)	(3.0)	6.2
Gross Profit	557.3				75.7			633.0	8.7	(27.4)
SG&A expenses	(239.2)			0.8	1.1			(237.4)	(3.0)
R&D expenses	(116.9)			4.3	(0.1)			(112.7)	(0.5)
Amortization of intangible assets	(105.6)	23.0			82.6			—
Impairment losses on intangible assets	(16.1)	16.1						—
Other operating income	6.7		(6.0)			(0.7)		—
Other operating expenses	(41.0)		9.4	31.6				—
Operating profit	45.2	39.1	3.4	36.7	159.2	(0.7)		283.0	5.1	(27.4)
Margin	5.3%							33.3%			31.5%
Financial income/expenses	(37.4)				4.5		0.3	(32.6)	1.1
Equity income/loss	2.3					0.6		3.0	(0.0)
Profit before tax	10.1	39.1	3.4	36.7	163.7	(0.1)	0.3	253.3	6.2	(27.4)
Tax expenses	(3.1)	(7.1)	(8.1)	(7.0)	(29.6)	0.0	(0.0)	(54.9)	(1.0)	6.6
Non-controlling interests	(0.0)							(0.0)	(0.0)
Net profit	7.0	32.0	(4.7)	29.7	134.1	(0.0)	0.3	198.4	5.2	(20.8)
EPS (yen)	5							128	3	(13)	117
Number of shares (millions)	1,556							1,556			1,558

*1 During FY2019, Takeda completed the purchase price allocation for the assets acquired and the liabilities assumed as part of the Shire acquisition.
Accordingly, PL statements for FY2019 Q1 were retrospectively adjusted.

Important Notice
For the purposes of this notice, "report" means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited ("Takeda") regarding this release. This report (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this report. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This report is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.
The companies in which Takeda directly and indirectly owns investments are separate entities. In this report, "Takeda" is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words "we", "us" and "our" are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
Forward-Looking Statements
This report and any materials distributed in connection with this report may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as "targets", "plans", "believes", "hopes", "continues", "expects", "aims", "intends", "ensures", "will", "may", "should", "would", "could" "anticipates", "estimates", "projects" or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/reports/sec-filings/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this report or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this report may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.
Certain Non-IFRS Financial Measures
This report includes certain non-IFRS financial measures and targets. Takeda's management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this report. Non-IFRS results exclude certain income and cost items which are included in IFRS results. By including these non-IFRS measures, management intends to provide investors with additional information to further analyze Takeda's performance, core results and underlying trends. Non-IFRS results are not prepared in accordance with IFRS and non-IFRS information should be considered a supplement to, and not a substitute for, financial statements prepared in accordance with IFRS. Investors are encouraged to review the reconciliations of non-IFRS financial measures to their most directly comparable IFRS measures, which are on appendices 1-3.
Medical information
This report contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.
Financial information
Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS").
The acquisition of Shire closed on January 8, 2019, and our consolidated results for the fiscal year ended March 31, 2019 include Shire’s results from January 8, 2019 to March 31, 2019.